November 22, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Attn: Victor Rivera Melendez and Maryse Mills-Apenteng

Re:	Athena Consumer Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed November 14, 2022
File No. 001-40921

Dear Mr. Melendez and Ms. Mills-Apenteng:

On behalf of our client, Athena Consumer Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated November 21, 2022 (the “Comment Letter”), with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on November 14, 2022 (the “Preliminary Proxy Statement”).

For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A filed November 14, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully advises the Staff that Athena Consumer Acquisition Sponsor LLC is not controlled by, nor does it have substantial ties with, a non-U.S. person. The Company further advises the Staff that the Company has previously announced its entry into an initial business combination with Next.e.GO Mobile SE, a German company without U.S. operations.

* * *

Please do not hesitate to contact Daniel Nussen at (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Jane Park, Chief Executive Officer, Athena Consumer Acquisition Corp.